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                                                 June 5, 2009


Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549
Attn:  Maryse Mills-Apentang

                  Re:      Patient Portal Technologies, Inc.
                           File No.  000-53145
                           Amendment No 2 on Schedule 14A to
                           Preliminary Information Statement on Schedule 14C
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Ladies and Gentlemen:

         We enclose for your review Amendment No. 2 on Schedule 14A to the Information Statement on Schedule 14C of Patient Portal Technologies, Inc. (the "Company"), together with a copy marked to show the changes from Amendment No. 1 on Schedule 14A to the Preliminary Information Statement on Schedule 14C, as filed by the Company on May 13, 2009.

         The following are our responses to the comments set forth in your May 29 letter. For your convenience, our responses are numbered and correspond to your numbered comments.

         1. We understand that review of Amendment No. 2 cannot be completed until the Division of Corporation Finance completes its review of the Company's Annual Report on Form 10-K for the year ended December 31, 2008. The Company is working on finalizing the SEC comments and will filing the amended Form 10-K/A shortly.

         2. We are filing our certificate of incorporation, together with all amendments, and our bylaws as exhibits to this Amendment No. 2.

         3. We have identified on the last page of Amendment No. 2 the particular information incorporated by reference from the Company's Form 10-K/A in compliance with Item 13(c)(2) of Schedule 14A.

         4. We refer you to the changes in disclosure under Proposal 2., A. Existing Capital Structure; Conversion of Existing Preferred Stock; the addition under Proposal 2, C. The Dutchess Restructuring Transaction of new item 6. Capitalization Before and After the Dutchess Transaction; and the changes under Proposal 3, F. No Impact on Capitalization.

         Should you have any further questions, please direct them to me at the above address or by facsimile at 315.579.2980. We appreciate your cooperation and help.

                                               Yours very truly,

                                               /s/ Thomas Hagan

                                               Thomas Hagan,
                                               Secretary

cc:      Kevin Doherty, Esq.




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